

December 4, 2006

<u>Via Facsimile at (415) 773-5759 and U.S. Mail</u>

Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe, LLP
405 Howard Street
San Francisco, California 94105

Re: DiCon Fiberoptics, Inc.
       Schedule 13E-3
       Schedule TO-I
       Filed November 16, 2006
       File No. 005-81761

Dear Mr. Smith:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule 13E-3</u>

1.   We note that the last opinion you received from HFBE was dated July 6, 2006. Tell us whether you intend to request a "bring down" opinion closer to the tender offer date. If you do not intend to have HFBE update the opinion, disclose the reasons why not.

<u>Schedule TO_I</u>

2.   It appears that you have not engaged a depositary to hold tendered shares until the offer has expired and you have paid for them. Please discuss the potential risk to share holders presented by the lack of a depositary in this offer.

<u>Summary, page 1</u>

3.   Please revise the references to deadlines in the offer to consistently refer to Eastern time, in keeping with Rule 13e-4(a)(3). Currently, the disclosure is confusing

because sometimes the document refers to Eastern time and other times to California time.

4.   Revise the tenth bullet point in this section and throughout the 13E-3/Offer to Purchase as necessary to state the board and the special committee's beliefs about the fairness of the transaction to the *unaffiliated* shareholders.

Acceptance for Payment of Shares and Payment of Purchase Price, page 34

5.   We note your statement that you expect to pay for tendered shares by issuing checks to shareholders via the Transfer Agent "[O]nce the proration has been completed". Tell us how payment by check complies with the prompt payment requirements of Rule 13e-4(f)(5) in this instance, and revise this section and the Summary to include this information.

Conditions of the Offer, page 35

6.   The disclosure in the third paragraph from the end of this section states that for the company to be able to terminate the offer, one of the listed offer conditions must have been "triggered" **and** the occurrence of the event "make[s] it inadvisable to proceed with the Offer…" We agree that once an offer condition is implicated, you have the right to decide whether to go forward with the offer. However, if you decide to proceed in the face of a triggered offer condition, we believe this constitutes a waiver of that condition. As you know, the waiver of a material offer condition may require an extension of the offer and dissemination of new offer materials to shareholders. Please confirm your understanding supplementally.

Letter of Transmittal

7.   It is not permissible to condition a tender of shares on a tendering shareholder's agreement to waive his or her legal rights or claims related to the offer to purchase. With this in mind, delete the fourth paragraph of the letter of transmittal and tell us how you intend to inform shareholders of the change. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

▪   that filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions